UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

TELEVIDEO, INC.

(Name of the Issuer)

TELEVIDEO, INC.

HOMEBOUND ACQUISITION, INC.
DR. K. PHILIP HWANG
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

879913

(CUSIP Number of Class of Securities)

Richard Kim

Vice President
TeleVideo, Inc.
2345 Harris Way
San Jose, CA 95131
(408) 954-8333
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

John S. Mills, Esq. Clifford Chance US LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 858-4300	John B. Montgomery, Esq. Carr & Ferrell LLP 2225 East Bayshore Road, Suite 200 Palo Alto, CA 94303 (650) 812-3400

      This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

      b. ☐ The filing of a registration statement under the Securities Act of 1933.

      c. ☐ A tender offer.

      d. ☐ None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

      Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*: $282,298.50	Amount of filing fee: $25.97

*	Estimated for purposes of calculating the amount of the filing fee only, based upon the product of: (x) 4,182,200 shares of the issuer’s common stock, par value $0.01 per share (based on the maximum number of shares to be converted in the merger to the right to receive cash, excluding shares beneficially owned by the acquisition company or its affiliates that will not be converted into cash in the proposed merger); and (y) $0.0675 (equal to the proposed cash payment to holders of the shares set forth in (x)). The amount of filing fee has been determined by multiplying the amount calculated as aforesaid by .000092.

☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25.97
Form or Registration No.:	Schedule 14C
Filing Party:	TeleVideo, Inc.
Date Filed:	December 12, 2002

Introduction

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (i) TeleVideo, Inc., a Delaware corporation (“TeleVideo”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; (ii) Homebound Acquisition, Inc., a Delaware corporation (“Homebound”) organized by Dr. K. Philip Hwang, TeleVideo’s chief executive officer and majority stockholder (“Dr. Hwang”), for purposes of effecting the transaction described herein; and (iii) Dr. Hwang, who is the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of approximately 63% of TeleVideo’s issued and outstanding common stock.

      Under the terms of that certain Agreement of Plan of Merger and Reorganization, dated as of November 26, 2002, by and between TeleVideo and Homebound (the “Merger Agreement”), Homebound will merge with and into TeleVideo and TeleVideo will continue as the surviving corporation.

      Concurrently with the filing of this Schedule 13E-3, TeleVideo is filing with the Securities and Exchange Commission a preliminary information statement (the “Information Statement”) pursuant to Schedule 14C of the Exchange Act, containing information with respect to the Merger Agreement. The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.     Summary Term Sheet.

ITEM 1001

      The information set forth in the Information Statement under the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.     Subject Company Information.

ITEM 1002

      (a) The information set forth in the Information Statement under the section entitled “Information Concerning TeleVideo — The Company” is incorporated herein by reference.

      (b) The information set forth in the Information Statement under the section entitled “Information Concerning TeleVideo — TeleVideo Capital Stock” is incorporated herein by reference.

      (c) The information set forth in the Information Statement under the section entitled “Price of TeleVideo Common Stock and Dividend Policy” is incorporated herein by reference.

      (d) The information set forth in the Information Statement under the section entitled “Price of TeleVideo Common Stock and Dividend Policy” is incorporated herein by reference.

      (e) Not applicable.

      (f) Not applicable.

Item 3.     Identity and Background of Filing Person.

ITEM 1003

      (a) TeleVideo, a filing person, is the subject company. Homebound and Dr. Hwang are also filing persons. The information set forth in the Information Statement under the sections entitled “Information Concerning TeleVideo — The Company,” “Information Concerning Homebound” and “Information Concerning Dr. Hwang” is incorporated herein by reference.

      (b) The information set forth in the Information Statement under the sections entitled “Information Concerning TeleVideo — The Company” and “Information Concerning Homebound” is incorporated herein by reference.

      (c) The information set forth in the Information Statement under the section entitled “Information Concerning Dr. Hwang” is incorporated herein by reference.

Item 4.     Terms of the Transaction.

ITEM 1004

      (a)(1) Not applicable.

      (a)(2) The information set forth in the Information Statement under the sections entitled “Introduction,” “Summary Term Sheet,” “Questions and Answers About the Merger,” “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement,” “Special Factors — Reasons for the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Material Federal Income Tax Consequences” and “The Merger — Stockholder Consent to the Merger” is incorporated herein by reference.

      (c) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “The Merger — Basic Terms of the Merger Agreement” is incorporated herein by reference.

      (d) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger” and “The Merger — Appraisal Rights” is incorporated herein by reference.

      (e) The information set forth in the Information Statement under the section entitled “The Merger — Provision for Unaffiliated Securityholders” is incorporated herein by reference.

      (f) Not applicable.

Item 5.     Past Contracts, Transactions, Negotiations and Agreements.

ITEM 1005

      (a) The information set forth in the Information Statement under the sections entitled “Information Concerning TeleVideo — Certain Transactions of TeleVideo with Affiliates” and “Information Concerning TeleVideo — Other Transactions” is incorporated herein by reference.

      (b) The information set forth in the Information Statement under the section entitled “Special Factors — Background of the Merger” is incorporated herein by reference.

      (c) The information set forth in the Information Statement under the sections entitled “Special Factors — Background of the Merger” and “The Merger — Basic Terms of the Merger Agreement” is incorporated herein by reference.

      (e) The information set forth in the Information Statement under the section entitled “The Merger — Basic Terms of the Merger Agreement” is incorporated herein by reference.

Item 6.     Purpose of the Transaction and Plans or Proposals.

ITEM 1006

      (b) The information set forth in the Information Statement under the section entitled “Special Factors — Certain Effects of the Merger” is incorporated herein by reference.

      (c)(1)-(8) The information set forth in the Information Statement under the sections entitled “Introduction,” “Summary Term Sheet,” “Questions and Answers about the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Plans for TeleVideo After the Merger,” “Special Factors — Certain Effects of the Merger” and “The Merger — Basic Terms of the Merger Agreement” is incorporated herein by reference.

Item 7.     Purposes, Alternatives, Reasons and Effects.

ITEM 1013

      (a) The information set forth in the Information Statement under the sections entitled “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Plans for TeleVideo After the Merger,” “Special Factors — Reasons for the Merger” and “Special Factors — Certain Effects of the Merger” is incorporated herein by reference.

      (b) The information set forth in the Information Statement under the sections entitled “Special Factors — Background of the Merger,” “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement” is incorporated herein by reference.

      (c) The information set forth in the Information Statement under the sections entitled “Special Factors — Background of the Merger,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Plans for TeleVideo After the Merger,” “Special Factors — Reasons for the Merger” and “Special Factors — Certain Effects of the Merger” is incorporated herein by reference.

      (d) The information set forth in the Information Statement under the sections entitled “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Plans for TeleVideo After the Merger,” “Special Factors — Reasons for the Merger,” “Special Factors — Certain Effects of the Merger” and “Special Factors — Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.     Fairness of the Transaction.

ITEM 1014

      (a) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement,” “Special Factors — Opinion of Sutter Securities to the Special Committee” and “Special Factors — Position of Homebound and Dr. Hwang as to the Fairness of the Merger” is incorporated herein by reference.

      (b) The information set forth in the Information Statement under the sections entitled “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement,” “Special Factors — Opinion of Sutter Securities to the Special Committee” and “Special Factors — Position of Homebound and Dr. Hwang as to the Fairness of the Merger” is incorporated herein by reference.

      (c) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger” and “The Merger — Stockholder Consent to the Merger” is incorporated herein by reference.

      (d) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement” and “Special Factors — Opinion of Sutter Securities to the Special Committee” is incorporated herein by reference.

      (e) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger” and “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement” is incorporated herein by reference.

      (f) Not applicable.

Item 9.     Reports, Opinions, Appraisals and Negotiations.

ITEM 1015

      (a)-(c) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement,” “Special Factors — Opinion of Sutter Securities to the Special Committee” and Annex C to the Information Statement is incorporated herein by reference.

Item 10.     Source and Amount of Funds or Other Consideration.

ITEM 1007

      (a) The information set forth in the Information Statement under the sections entitled “Questions and Answers About the Merger,” “The Merger — Financing of the Merger” and “The Merger — Fees and Expenses” is incorporated herein by reference.

      (b) Not applicable.

      (c) The information set forth in the Information Statement under the section entitled “The Merger — Fees and Expenses” is incorporated herein by reference.

      (d) Not applicable.

Item 11.     Interest in Securities of the Subject Company.

ITEM 1008

      (a) The information set forth in the Information Statement under the section entitled “Information Concerning TeleVideo — Security Ownership of Principal Stockholders and Management” is incorporated herein by reference.

      (b) Not applicable.

Item 12.     The Solicitation or Recommendation.

ITEM 1012

      (d)-(e) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger” and “Special Factors — Position of Homebound and Dr. Hwang as to the Fairness of the Merger” and “The Merger — Stockholder Consent to the Merger” is incorporated herein by reference.

Item 13.     Financial Statements.

ITEM 1010

      (a) The information set forth in the Information Statement under the section entitled “Selected Historical Consolidated Financial Data” is incorporated herein by reference.

      (b) Not applicable.

Item 14.     Persons/ Assets, Retained, Employed, Compensated or Used.

ITEM 1009

      (a)-(b) The information set forth in the Information Statement under the sections entitled “Introduction,” “Questions and Answers About the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendations of the Special Committee and the Board of Directors; Reasons for Approving the Merger Agreement,” “Special Factors — Opinion of Sutter Securities to the Special Committee” and “The Merger — Fees and Expenses” is incorporated herein by reference.

Item 15.     Additional Information.

ITEM 1011

      (b) Not applicable.

Item 16.     Exhibits.

ITEM 1016

      (a) Preliminary Information Statement, dated December 12, 2002 (incorporated herein by reference to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

      (b) Not applicable.

      (c) Form of Opinion of Sutter Securities Incorporated (incorporated herein by reference to Annex C to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

      (d) Agreement and Plan of Merger and Reorganization, dated as of November 26, 2002, by and between TeleVideo, Inc. and Homebound Acquisition, Inc. (incorporated herein by reference to Annex B to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

      (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex A to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

      (g) Not applicable.

Cautionary Statement Regarding Forward-Looking Information

      This Schedule 13E-3 contains and incorporates by reference certain forward-looking statements concerning TeleVideo’s financial position, business and future prospects. Because these forward-looking statements are being made in connection with a going private transaction, the safe harbor created by Section 21E of the Exchange Act does not apply to these statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and TeleVideo’s plans, goals and objectives. Such statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” or similar terms. TeleVideo’s actual results may differ materially from such statements.

      Although TeleVideo believes that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there cannot be any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by TeleVideo or any other person that the future events, plans or expectations contemplated by TeleVideo will be achieved. Except for TeleVideo’s ongoing obligations to disclose material information as required by the federal securities laws, TeleVideo undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Schedule 13E-3 or to reflect the occurrence of unanticipated events.

SIGNATURES

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of December 12, 2002

TELEVIDEO, INC.

By: /s/ DR. K. PHILIP HWANG _______________________________________ Name: Dr. K. Philip Hwang Title: Chief Executive Officer

HOMEBOUND ACQUISITION, INC.

By: /s/ DR. K. PHILIP HWANG _______________________________________ Name: Dr. K. Philip Hwang Title: Chief Executive Officer

/s/ DR. K. PHILIP HWANG _______________________________________ Dr. K. Philip Hwang

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Preliminary Information Statement, dated December 12, 2002 (incorporated herein by reference to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

(b)	Not applicable.

(c)	Form of Opinion of Sutter Securities Incorporated (incorporated herein by reference to Annex C to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

(d)	Agreement and Plan of Merger and Reorganization, dated as of November 26, 2002, by and between TeleVideo, Inc. and Homebound Acquisition, Inc. (incorporated herein by reference to Annex B to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex A to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission by TeleVideo, Inc. on December 12, 2002).

(g)	Not applicable.